[redacted]

SECU 08030012 ISSION

SEC Mail Processing Section

FEB 2 0 2008

Washington, DC 101

AN... REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-34476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldman Capital Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Ave. 10th Fl

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn 732-842-9450

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins LLP

(Name – *if individual, state last, first, middle name*)

60 East 42nd St. New York NY 10165

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Neal I Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldman Capital Management Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

THOMAS F FLYNN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB 1, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goldman Capital Management, Inc.

Financial Statements

December 31, 2007

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Board of Directors and Stockholder
Goldman Capital Management, Inc.

We have audited the accompanying statement of financial condition of Goldman Capital Management, Inc as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goldman Capital Management, Inc as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 7, 2008

Goldman Capital Management, Inc.

Statement of Financial Condition

December 31, 2007

ASSETS		
Cash	$	328,179
Receivable from clearing broker		72,702
Other fees receivable		122,627
Other assets		325
	$	523,833

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses and other liabilities		34,761
Total Liabilities		34,761
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		129,900
Retained earnings		359,072
Total Stockholder's Equity		489,072
	$	523,833

See notes to financial statements

Goldman Capital Management, Inc.

Statement of Income

Year Ended December 31, 2007

REVENUE	
Commissions	$ 1,117,136
Advisory fees	1,107,895
Other fees	544,370
Total Revenue	2,769,401
EXPENSES	
Employee compensation and benefits	1,798,908
Clearance fees	179,296
Professional fees	52,302
Travel and entertainment	135,314
Occupancy	113,316
Interest expense	266
Other operating expenses	53,652
Local taxes	46,400
Total Expenses	2,379,454
Net Income	$ 389,947

See notes to financial statements

Goldman Capital Management, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	100	$ 100	$ 129,900	$ 282,520	$ 412,520
Stockholder distributions				(313,395)	(313,395)
Net income				389,947	389,947
Balance, end of year	100	$ 100	$ 129,900	$ 359,072	$ 489,072

See notes to financial statements

Goldman Capital Management, Inc.

Statement of Cash Flows

December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 389,947
Adjustments to reconcile net income to	
net cash provided by operating activities	
Receivable from clearing broker	61,802
Other fees receivable	19,373
Prepaid expenses	14,675
Accrued expenses and other liabilities	(7,475)
Net Cash Provided by Operating Activities	478,322
CASH FLOWS (USED) BY FINANCING ACTIVITIES	
Shareholder distributions	(313,395)
Net change in cash	164,927
CASH	
Beginning of year	163,252
End of year	$ 328,179

See notes to financial statements

Goldman Capital Management, Inc.

Notes to Financial Statements

1. Organization

Goldman Capital Management, Inc (the "Company") is a registered investment adviser and registered broker-dealer that introduces brokerage accounts on a fully disclosed basis to a self-clearing broker. The Company manages securities portfolios for its customers on a discretionary or nondiscretionary basis.

2. Significant Accounting Policies

Revenue Recognition

Commission revenues and expenses are recorded on a trade date basis. Fees for advisory services are based on assets managed and are recognized as earned.

Income Tax Status

The Company is qualified as an "S" corporation for Federal and New York State income tax purposes; accordingly, income earned is taxable to the shareholder on his individual income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2007, the Company had net capital of $366,120 which exceeded requirements by $361,120.

4. Defined Contribution Pension Plan

The Company has a defined contribution pension plan (the "Plan") covering substantially all of its employees. Plan expense for the year ended December 31, 2007 totaled $91,250.

5. Concentration of Credit Risk and Financial Instruments With Off-Balance Sheet Risk

The Company introduces its customers' transactions to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain. As of December 31, 2007, amounts owed to the clearing broker by these customers were collateralized by securities with a market value in excess of the receivable. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss.

The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

6. Related Party Transactions

The president and sole shareholder of the Company is a managing member of a limited liability company which is a general partner of an investment partnership. For the year ended December 31, 2007, the Company received fees of $543,000 from the aforementioned limited liability company, $121,000 is included in other fees receivable on the accompanying statement of financial condition.

7. Commitments

The Company has a month to month lease for occupancy of its office space. Total occupancy expense was $113,316 for the year ended December 31, 2007.

Supplemental Information

Goldman Capital Management, Inc.

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15C3-1

December 31, 2007

Shareholder's equity per statement of financial condition	$ 489,072
Deductions - nonallowable assets:	
Other fees receivable	(122,627)
Other assets	(325)
Net capital	366,120
Minimum net capital requirement of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greater	5,000
Excess of net capital over minimum requirement	361,120
Aggregate indebtedness	
Accrued expenses and other liabilities	34,761
Percentage of aggregate indebtedness to net capital	9.49%

RECONCILITAION OF COMPUTATION OF NET CAPITAL
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15C3-1

There is no material difference between the above calculation included in the Company's unaudited FOCUS report as of December 31, 2007.

Goldman Capital Management, Inc.

Schedule of Computation of Reserve Requirements
under Exhibit A of Securities and Exchange Commission Rule 15c-3

December 31, 2007

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule Relating to the Possession or Control Requirements
under Securities and Exchange Commission Rule 15c-3

December 31, 2007

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

Supplementary Report of Independent Auditors

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control Structure Required by Sec Rule 17a-5

The Board of Directors and Shareholder
Goldman Capital Management, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Goldman Capital Management, Inc. (the "Company"), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 7, 2008

END